EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

AS OF JUNE 30, 2003

1.	Mobile P.E.T. Systems (UK) Limited

2.	Molecular Imaging Services Corp I, a Delaware corporation

3.	MBPT #1, LLC, a California limited liability company

4.	MBPT #2, LLC, a California limited liability company

5.	MBPT #3, LLC, a Delaware limited liability company

6.	MBPT #5, LLC, a California limited liability company

7.	Molecular Imaging Cyclotron LLC, a Delaware limited liability company

8	Molecular Imaging Sorrento Valley LLC, a Delaware limited liability company

9	Molecular Imaging MicroPET LLC, a Delaware limited liability company

10.	Molecular Imaging Houston LLC, a Delaware limited liability company

11.	Molecular Imaging Bellevue LLC, a Delaware limited liability company

12.	Molecular Imaging St. Pete LLC, a Delaware limited liability company

13.	PET Billing Solutions, LLC, a Nevada limited liability company